Exhibit 99.2

Appendix 4E

Preliminary Final Report

OPTHEA LIMITED

ABN 32 006 340 567

YEAR ENDED JUNE 30, 2023

RESULTS FOR ANNOUNCEMENT TO THE MARKET

	June 30, 2023 $	June 30, 2022 $	Movement %
Results
Revenues from ordinary activities	108,406	90,683	Up 19.5%

Loss from ordinary activities after tax attributable to members	(142,521,085)	(92,817,371)	Loss has increased 53.6%

Loss for the year attributable to members	(142,521,085)	(92,817,371)	Loss has increased 53.6%

NTA Backing
Net tangible asset backing per ordinary security	(0.01)	0.14

Dividend distribution
No dividends have been paid or declared by the entity since the beginning of the current reporting period.

This report is based on the attached unaudited consolidated financial report.

Commentary on Results

Financial Performance

The consolidated results of Opthea and its subsidiaries (the Group) for the year reflect the Group’s investment in advancing its Sozinibercept (OPT-302) ophthalmology program.

A summary of the results is as follows:

•	The major expenditure of the Group has been in relation to Research and Development expenses (“R&D”), in particular costs associated with the Phase 3 clinical trials;

•

Total R&D expenditure amounted to US$122,128,314 (2022: US$78,654,217). Including personnel costs and other R&D support costs which are included in administrative costs, total expenditure in R&D tax claim amounted to US$13,623,793 (2022: US$14,481,116);

•	Opthea received an R&D tax incentive payment during the year of US$6,299,286 (2022: US$4,972,898); and

•	The consolidated net loss of the Group for the year was US$142,521,085 after an income tax benefit of US$5,926,350 (2022: loss of US$92,817,371 after an income tax benefit of US$6,299,286).

APPENDIX 4E – 2023        01

Financial Position

The Group’s statement of financial position includes the following key balances:

•	Consolidated cash balances as at June 30, 2023 amounted to US$89,188,713 (2022: US$44,631,293);

•	Receivables of US$6,562,914 (2022: US$6,556,954) include the Opthea Group’s expected refund of R&D tax incentives for the year to June 2023 of US$5,926,350 (2022: US$6,299,285);

•	The Group has a net current asset surplus of US$79,643,659 (2022: US$47,866,741); and

•	Opthea’s share price was A$0.52 (2022: A$1.10).

Refer to Financial Report for further information.

Dividends

The company is not proposing to pay dividend in respect of the year ended June 30, 2023.

Status – Audit

The Appendix 4E Preliminary Financial Report has been prepared in accordance with ASX Listing Rule 4.3A and has been derived from the unaudited Financial Report. The Financial Report is currently being audited. The company is in the process of raising funds to continue the research and development activities of the Company for the 2024 financial year and should it be unable to raise the funds required by end of September 2023, the audit opinion will contain a material uncertainty paragraph relating to going concern.

02        OPTHEA LIMITED

Financial Report

Contents

04	Consolidated Statement of Profit or Loss and Other Comprehensive Income

05	Consolidated Statement of Financial Position

06	Consolidated Statement of Changes in Equity

07	Consolidated Statement of Cash Flows

08	Notes to the Consolidated Financial Statements

43	Directors’ Declaration

44	Additional Information

APPENDIX 4E – 2023        03

Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the year ended June 30, 2023

	Note	2023 US$	2022 US$
Revenue	7	108,406	90,683
Other income	8	276,869	108,322
Research and development expenses	9	(122,128,314)	(78,654,217)
Patent and intellectual property expense		(166,826)	(160,501)
Interest expense on DFA	12	(13,462,160)	(28,713)
Administrative expenses	10	(28,115,929)	(17,922,419)
Finance income	11	3,227,496	235,468
Fair value adjustment gain on DFA	13	12,302,160	—
Net foreign exchange loss	14	(489,137)	(2,813,993)

Loss before income tax		(148,447,435)	(99,116,657)
Income tax benefit	15	5,926,350	6,299,286

Loss for the year		(142,521,085)	(92,817,371)

Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Fair value gains on investments in financial assets		—	—

Other comprehensive income for the year, net of tax		—	—

Total comprehensive loss for the year		(142,521,085)	(92,817,371)

Loss for the year is attributable to:
Owners of the Company	28	(142,521,085)	(92,817,371)

		(142,521,085)	(92,817,371)

Total comprehensive loss for the year is attributable to:
Owners of the Company		(142,521,085)	(92,817,371)

		(142,521,085)	(92,817,371)

Loss per share attributable to the owners of the Company:
– Basic and diluted loss per share (cents)	16	(32.20)	(26.40)

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

04        OPTHEA LIMITED

Consolidated Statement of Financial Position

At June 30, 2023

	Note	2023 US$	2022 US$
Assets
Current assets
Cash and cash equivalents	17	89,188,713	44,631,293
Current tax receivable	15	5,926,350	6,299,286
Receivables	18	636,564	257,668
Prepayments	19	2,634,671	8,720,195

Total current assets		98,386,298	59,908,442

Non-current assets
Equipment		33,035	28,082
Right-of-use asset	20	168,451	—
Prepayments	21	53,535	110,295

Total non-current assets		255,021	138,377

Total assets		98,641,319	60,046,819

Liabilities
Current liabilities
Payables	22	17,891,854	11,445,498
Lease liabilities		97,485	—
Provisions	23	753,300	596,203

Total current liabilities		18,742,639	12,041,701

Non-current liabilities
Lease liabilities	24	84,226	—
Financial liabilities	25	85,660,000	—
Provisions	26	7,631	27,974

Total non-current liabilities		85,751,857	27,974

Total liabilities		104,494,497	12,069,675

Net assets		(5,853,178)	47,977,144

Equity
Contributed equity	27	320,883,552	235,277,217
Accumulated losses	28	(359,462,438)	(216,941,353)
Reserves	28	32,725,708	29,641,280

Total equity		(5,853,178)	47,977,144

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

APPENDIX 4E – 2023        05

Consolidated Statement of Changes in Equity (cont.)

For the year ended June 30, 2023

	Note	Contributed equity US$	Pre-funded warrants US$	Share-based payments reserve US$	Fair value of investments reserve US$	FX translation reserve US$	Accumulated losses US$	Total equity US$
As at July 1, 2021		234,147,526	—	4,087,650	1,085,411	20,089,163	(124,123,982)	135,285,768

Loss for the year*		—	—	—	—	—	(92,817,371)	(92,817,371)

Total comprehensive income and expense for the period		—	—	—	—	—	(92,817,371)	(92,817,371)

Recognition of share-based payment	28	—	—	5,251,572	—	—	—	5,251,572

Issue of ordinary shares on the exercise of options	27	1,129,691	—	(872,516)	—	—	—	257,175

Balance at June 30, 2022		235,277,217	—	8,466,706	1,085,411	20,089,163	(216,941,353)	47,977,144

As at July 1, 2022		235,277,217	—	8,466,706	1,085,411	20,089,163	(216,941,353)	47,977,144

Loss for the year*		—	—	—	—	—	(142,521,085)	(142,521,085)

Total comprehensive income and expense for the period		—	—	—	—	—	(142,521,085)	(142,521,085)

Issuance of ordinary shares		81,815,357	—	—	—	—	—	81,815,357

Recognition of share-based payment	28	—	—	5,834,686	—	—	—	5,834,686

Issue of ordinary shares on the exercise of options	27	3,790,977	—	(2,750,258)	—	—	—	1,040,719

Balance at June 30, 2023		320,883,551	—	11,551,134	1,085,411	20,089,163	(359,462,438)	(5,853,178)

*	Amounts are after tax.

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

06        OPTHEA LIMITED

Consolidated Statement of Cash Flows

For the year ended June 30, 2023

	Note	2023 US$	2022 US$
Cash flows from operating activities
Interest received		3,121,594	216,422
Royalty and license income received		3,826	90,683
Grant and other income		276,869	455,807
Payment of lease interest		(17,148)	(5,920)
Payments to suppliers, employees and for research & development and intellectual property costs (inclusive of GST)		(130,292,806)	(77,064,842)
Research and development tax incentive scheme credit received in cash		6,299,286	4,972,898

Net cash flows used in operating activities	31	(120,608,379)	(71,334,952)

Cash flows from investing activities
Purchase of equipment		(21,954)	(16,910)

Net cash flows used in investing activities		(21,954)	(16,910)

Cash flows from financing activities
Payment of lease liabilities		(70,966)	(85,578)
Net proceeds on issue of shares		81,815,358	—
Net proceeds under the Development Funding Agreement	25	84,500,000	—
Cash received for ordinary shares issued on exercise of options	27	1,040,718	257,175

Net cash flows provided by financing activities		167,285,110	171,597

Net increase/(decrease) in cash and cash equivalents		46,654,777	(71,180,265)
Effects of exchange rate changes on the balance of cash held in foreign currencies		(2,097,357)	(2,381,619)
Cash and cash equivalents at beginning of year		44,631,293	118,193,177

Cash and cash equivalents at the end of the year	17	89,188,713	44,631,293

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

APPENDIX 4E – 2023        07

Notes to the Consolidated Financial Statements

1. Reporting Entity

Opthea Limited (the Company) is a listed public company incorporated in Australia. The address of its registered office and principal place of business is: Suite 0403, Level 4, 650 Chapel Street, South Yarra, VIC 3141, Australia. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the Group).

The Group’s principal activity is the development of new drugs for the treatment of eye diseases.

2. Basis of accounting

These financial statements are general purpose financial statements which have been prepared in accordance with the Corporations Act 2001, Australian Accounting Standards and Interpretations, and comply with other requirements of the law.

The financial statements comprise the consolidated financial statements of the Group. For the purposes of preparing the consolidated financial statements, the Company is a for-profit entity.

Compliance with Australian Accounting Standards ensures that the financial statements and notes of the Company and the Group comply with International Financial Reporting Standards (IFRS).

The financial statements were authorized for issue by the directors on August 31, 2023.

Going Concern

For the year ended June 30, 2023, the Group incurred a loss after income tax of $142,521,085 (2022: $92,817,371) and had net cash outflows from operating activities of $120,608,379 (2022: $71,334,952). As at June 30, 2023, the Group had cash and cash equivalents of $89,188,713 (2022: $44,631,293), net current assets of $79,643,659 (2022: $47,866,741), and was in a negative net asset position of $ 5,853,178 (2022: positive $47,977,144).

The consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of normal activities and realization of assets and settlement of liabilities in the normal course of business. As the Group is still in the research and development phase, the ability of the Group to continue its development activities as a going concern is dependent upon it deriving sufficient cash from investors and from funding provided under the Development Funding Agreement (‘DFA or Agreement’) with Carlyle and Abingworth. Of the initial total funding of US$120 million, US$50 million was received by the Group in September 2022 and another US$35 million was received in December 2022. The Group expects to receive the remaining US$35 million no later than December 31, 2023.

Subsequent to June 30, 2023, the Group was notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the DFA of US$50 million to increase total DFA funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and approvals, appropriate documentation and compliance with closing conditions. Upon completion of the final due diligence, receipt of approvals, execution of the appropriate documentation and satisfaction of the closing conditions, the Group expects to receive the additional US$50 million. While the Group anticipates that the due diligence will be completed to the satisfaction of the co-investor, the necessary approvals will be obtained, the appropriate documentation will be executed and that all closing conditions will be satisfied, there is no assurance that the Group will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, the Group will need to raise additional funds or reduce expenditures to continue as a going concern.

Concurrently with the receipt of the notice from the co-investor to increase its investment, the Group entered into binding commitments for the private placement of ordinary shares and entitlement rights and accompanying options for aggregate gross proceeds of approximately A$90 million (US$58 million) (the ‘Equity Financing’). The Equity Financing consists of two closings, of which the first closing of A$73 million (US$47 million) consisting of a placement offering and an acceleration portion of an Accelerated Non-Renounceable Entitlement Offer (“ANREO”) is expected on September 1, 2023. The second closing of A$17 million (US$11 million), representing the remaining institutional and retail portion of the ANREO, has been underwritten, is subject to customary closing conditions and settlement. The shares are expected to be issued and cash received on September 20, 2023. See Note 37, Events after the balance sheet date, for further information.

08        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

The Directors and management have considered the cash flow forecasts including the funding requirements of the business as well as the funding expected to be raised through the Agreement and Offer. They have also considered the Group’s key risks and uncertainties affecting the likely development of the business, as well as the conditions set forth in the Agreement. Based on this assessment, the Directors and management believe that the conditions in the DFA can be met and that the Group has adequate resources to continue normal activities and realize its assets and settle its liabilities in the normal course of business. Accordingly, the directors have prepared the financial statements on the going concern basis.

3. Summary of accounting policies

The consolidated financial statements have been prepared using the significant accounting policies and measurement bases summarized below.

Basis of measurement

The consolidated financial statements have been prepared on a historical cost basis, except for the investments classified as financial assets, which have been measured at fair value. All amounts are presented in United States dollars unless otherwise stated.

Functional currencies

An entity’s functional currency is the currency of the primary economic environment in which the entity operates. The Group’s functional currency is US dollars.

Change in presentation of Other income

In the current financial year the Group changed its presentation of Other income by reclassifying interest income out of Other income and into Finance Income – interest income to better reflect the nature of the related amounts as finance income. This reclassification had no effect on the reported results of operations. The comparative year has also been reclassified.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries. Control is achieved when the Company:

•	Has power over the investee;

•	Is exposed, or has rights, to variable returns from its involvement with the investee; and

•	Has the ability to use its power to affect its returns.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

Foreign currency translation

i.	Functional and presentation currency

As at January 1, 2021 it was determined that the Group’s functional and presentation currency had changed from Australian dollars to United States dollars. Therefore, the functional and presentation currency of the Group is United States dollars (US$).

APPENDIX 4E – 2023        09

Notes to the Consolidated Financial Statements (cont.)

ii.	Transactions and balances

Transactions in foreign currencies are initially recorded in the functional currency by applying the exchange rates ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Financial assets and liabilities

Recognition and derecognition of financial assets

Purchases and sales of financial assets that require delivery of assets within the time frame generally established by regulation or convention in the marketplace are recognized on the trade date, i.e., the date that the Group commits to purchase the asset. Financial assets are derecognized when the right to receive cash flows from the financial assets has expired or when the entity transfers substantially all the risks and rewards of the financial assets. If the entity neither retains nor transfers substantially all of the risks and rewards, it derecognizes the asset if it has transferred control of the assets.

When financial assets are recognized initially, they are measured at fair value, plus directly attributable transaction costs.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

For the purposes of the statement of cash flows, cash and cash equivalents consist of cash and cash equivalents as defined above.

Other receivables

Other receivables generally comprise bank interest receivable, other receivables from external parties and Goods and Services Tax (GST) credits receivable and are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. The amounts are usually received within 30 to 60 days of recognition.

The Group measures the loss allowance for receivables at an amount equal to lifetime expected credit losses (ECL). The ECL on receivables are estimated under the simplified approach as permitted under AASB 9 Financial Instruments. This uses a provision matrix by reference to past experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors and general economic conditions of the industry in which the debtors operate.

The Group writes off a receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery.

Investments

Investments in financial assets comprise of the Group’s non-current investments in listed companies.

On initial recognition, the Group may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments as fair value through other comprehensive income (FVTOCI). Designation at FVTOCI is not permitted if the equity instrument is held for trading.

Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains or losses arising from changes in the fair value recognized in other comprehensive income and accumulated in the fair value of investments reserve. The fair values of investments in financial assets that are actively traded in organized financial markets is determined by reference to quoted market bid prices at the close of business on the reporting date. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instruments.

Dividends on these investments in equity instruments are recognized in profit or loss in accordance with Australian Accounting Standards.

10        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

Finance income

Almost all of the Group’s finance income is earned on short-term bank deposits, and as such, finance income is recognized when the Group’s right to receive the payment is established.

Payables

Payables are carried at amortized cost and due to their short-term nature, they are not discounted. They represent liabilities for goods and services provided to the Group prior to the end of the financial year that are unpaid and arise when the Group becomes obliged to make future payments in respect of the purchase of these goods and services.

The amounts are unsecured and are usually paid within 30 days of recognition.

Financial liabilities

Financial liabilities are recognized in the Group’s statement of financial position when the Group becomes a party to the contractual provisions of the instrument. Financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisitions or issue of financial liabilities (other than financial liabilities at fair value through profit or loss) are deducted from the fair value of the financial liabilities, as appropriate, on initial recognition. Subsequent measurement of the liability will be at its amortized cost, subject to any re-measurement of the obligation for changes in assumptions.

Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of an instrument and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of the financial liability.

Interest expense is recognized in profit and loss and is included in the “Interest expense on DFA” line item.

Revaluation

At every reporting period, the Company will review the expected approval and commercial launch dates. If the dates are delayed from those used at previous reporting period, it is expected that a revaluation will result in another non-cash gain. If the timelines for approval and launch are accelerated, the Company would anticipate a revaluation resulting in a non-cash charge to be recognized on the Profit and Loss statement. The gains or losses are unrealized.

Equipment

Equipment is stated at historical cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight-line basis over their useful economic lives as follows:

•	Equipment and furniture – 3 to 10 years; and

•	Leasehold improvements – 8 years or the term of the lease if shorter.

The assets’ residual values, useful lives and amortization methods are reviewed, and adjusted if appropriate, at each financial year end.

An item of plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use or disposal.

Research and development costs

Research costs are expensed as incurred. An intangible asset arising from the development expenditure on an internal project will only be recognized when the Group can demonstrate the technical feasibility of completing the intangible asset so that it will be available for use or sale, its intention to complete and its ability to use or sell the asset, how the asset will generate future economic benefits, the availability of resources to complete the development and the ability to measure reliably the expenditure attributable to the intangible asset during its development.

As of June 30, 2023 and 2022, the Group is in the research phase and has not capitalized any development costs to date.

APPENDIX 4E – 2023        11

Notes to the Consolidated Financial Statements (cont.)

Provisions and employee benefits

i.	Wages, salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months of the reporting date are recognized in current provisions in respect of employees’ services up to the reporting date. They are measured at the amounts expected to be paid when the liabilities are settled. Expenses for non-accumulating sick leave are recognized when the leave is taken and are measured at the rate paid or payable.

ii.	Long service leave

The liability for long service leave is recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures, and periods of service. Expected future payments are discounted using market yields at the reporting date on bonds with terms to maturity that match, as closely as possible, the estimated future cash outflows.

Share-based payment transactions

The Group provides benefits to directors and employees (including key management personnel) of the Group in the form of share-based payments, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions).

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. Binomial models are used to value the options issued.

The cost of the equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance conditions are considered achievable (the vesting period), ending on the date on which the relevant employees become fully entitled to the award (the vesting date).

The charge to profit or loss for the period is the cumulative amount less the amounts already charged in previous periods. There is a corresponding credit to equity.

Until an award has vested, any amounts recorded are contingent and will be adjusted if more or fewer awards vest than were originally anticipated to do so.

Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Revenue recognition

License revenue in connection with licensing of the Group’s intellectual property (including patents) to customers is recognized as a right to use the Group’s intellectual property as it exists at the point in time in which the license is granted. This is because the contracts for the license of intellectual property are distinct and do not require, nor does the customer reasonably expect, that the Group will undertake further activities that significantly affect the intellectual property to which the customer has the rights. Although the Group is entitled to sales-based royalties from the eventual sales of goods and services to third parties using the intellectual property licensed, these royalty arrangements do not in themselves indicate that the customer would reasonably expect the Group to undertake such activities, and no such activities are undertaken or contracted in practice. Accordingly, the promise to provide rights to the Group’s intellectual property is accounted for as a performance obligation satisfied at a point in time.

12        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

The following consideration is received in exchange for licenses of intellectual property:

•	Up-front license fees – these are fixed amounts and are recognized at the point in time when the Group transfers the intellectual property to the customer.

•

Sales-based royalties – these are variable consideration amounts promised in exchange for the license of intellectual property and are recognized when the sales to third parties occur given the performance obligation to transfer the intellectual property to the customer is already satisfied.

During the years ended June 30, 2023 and 2022, the Group’s only revenue related to sales-based royalties.

Income tax

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities based on the current period’s taxable income.

The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted by the reporting date.

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies with annual aggregated revenue of less than A$20 million can receive cash amounts equal to 43.5% of eligible research and development expenditures from the Australian Taxation Office (ATO). The R&D Tax Incentive Scheme incentive relates to eligible expenditure incurred in Australia and, under certain circumstances, overseas on the development of the Group’s lead candidate, OPT-302. The R&D tax incentive is applied annually to eligible expenditure incurred during the Group’s financial year following annual application to AusIndustry, an Australian governmental agency, and subsequent filing of its Income Tax Return with the ATO after the financial year end.

The Group estimates the amount of R&D tax incentive after the completion of the financial year based on eligible Australia and overseas expenditures incurred during that year.

The Group has presented incentives in respect of the R&D Tax Incentive Scheme within income tax benefit in the Statement of Profit or Loss and Other Comprehensive Income by analogizing with AASB 112 Income Taxes.

Deferred tax

Deferred income tax is provided on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax liabilities are recognized for all taxable temporary differences except when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax assets (or credits) and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except when the deferred income tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit or taxable profit or loss.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

APPENDIX 4E – 2023        13

Notes to the Consolidated Financial Statements (cont.)

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at balance date.

Income taxes relating to items recognized directly in equity are recognized directly in equity and not in profit or loss.

Tax consolidation legislation

Tax consolidation is a system adopted by the ATO that treats a group of entities as a single entity for tax purposes. Opthea Limited and its 100% owned Australian domiciled subsidiary formed a tax consolidated group effective July 1, 2003. The head entity, Opthea Limited, and its controlled entity, Vegenics Pty Ltd, are current members of the tax consolidated group and account for their own current and deferred tax amounts. Members of the tax consolidated group have adopted the “separate taxpayer within group” method to allocate the current and deferred tax amounts to each entity within the Group.

This method requires adjustments for transactions and events occurring within the tax consolidated group that do not give rise to a tax consequence for the Group or that have a different tax consequence at the level of the Group.

The head entity, which is the parent entity, in assuming the net unused tax losses and unused relevant tax credits, has recognized reductions to investments in subsidiaries and where the amount of tax losses assumed is in excess of the carrying value of the investment, the parent has recognized the difference as a distribution from subsidiaries in profit or loss.

Other taxes

Revenues, expenses, assets and liabilities are recognized net of the amount of GST except:

•

When the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

•	Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to the taxation authority is included as part of receivables or payables in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority is classified as part of operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

4. Critical accounting judgments and key sources of estimation uncertainty

In applying the Group’s accounting policies, management continually evaluates judgments, estimates and assumptions based on experience and other factors, including expectations of future events that may have an impact on the Group. All judgments, estimates and assumptions made are believed to be reasonable based on the most current set of circumstances available to management. Actual results may differ from the judgments, estimates and assumptions.

Significant judgments, estimates and assumptions made by management in the preparation of these financial statements are outlined below:

4.1 Critical judgments in applying accounting policies

Research and development costs

The majority of Opthea’s expenditure is incurred as a result of clinical trials for OPT-302. During the years ended June 30, 2023 and 2022, Opthea progressed Phase 3 wet age-related macular degeneration (wet AMD) trials. A key measure of Opthea’s performance is the level of expenditure incurred on the research of OPT-302.

14        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

Judgment is required in relation to:

•	The classification of expenses in the income statement between research and development costs and operating expenses; and

•	Whether costs relate to R&D, and consequently if they meet the capitalization criteria under AASB 138 Intangible Assets.

The directors have determined that the Group is still in a research phase and accordingly, no development costs have been capitalized as of June 30, 2023 and 2022.

Taxation

Research and development tax incentive

The Research and Development (R&D) Tax Incentive Scheme is an Australian Federal Government program under which eligible companies can receive cash refunds of 43.5% of eligible R&D expenditure. Judgments are required as to the R&D tax incentive refundable offset eligibility in respect of:

•	The Group’s ability to make claims and its continued compliance under the scheme;

•	R&D and other supporting costs previously approved by Australian tax authorities; and

•

Estimated amounts, timing and geographical location of costs related to the projects for which applications have been approved to date; and Assessment of whether expenditure on projects for which approval has been given by Australian tax authorities relate to Australian or overseas expenditure.

For the years ended June 30, 2023 and 2022, the Group has recognized an R&D tax incentive receivable of $6 million and $6.3 million respectively within the Consolidated Statement of Financial Position, with a corresponding amount recognized within income tax benefit within the Consolidated Statement of Profit or Loss and Other Comprehensive Income.

The R&D tax incentive receivable as at June 30, 2023 and 2022 is based on the legislation as currently enacted as at June 30, 2023 and 2022, respectively. Any proposed changes to the legislation, such as rate changes and eligibility requirements, may have a retrospective impact if the legislation is passed. During the year, no such changes have occurred.

Investment tax credits such as the R&D tax incentive are outside of the scope of AASB 112 Income Taxes and AASB 120 Accounting for Government Grants and Disclosure of Government Assistance. Based on the guidance in AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors, companies need to make an accounting policy choice on how to present these incentives, which in practice is done by either analogizing with AASB 112 or with AASB 120.

In the Group’s opinion, the R&D tax incentive should be presented by analogizing to AASB 112 because the nature of the incentive is considered to be more closely aligned to income taxes, based on the following considerations:

•

The R&D tax incentive is considered an income tax offset which will be offset against the Group’s tax obligation if and when the Group returns to a net tax payable position. In addition, whilst the Group is currently eligible to receive cash payments under the scheme since its consolidated revenue is currently below $20 million, if and when the Group generates revenue in excess of $20 million the R&D tax incentive will become non-refundable and can only be offset against any future income tax payable by the Group.

•	The ATO, which is the tax authority in Australia, manages the annual claims process as the R&D tax incentive is included in the Group’s annual income tax return.

The ATO is also responsible for making the R&D tax incentive cash payment if a company is eligible for a cash refund under the program, oversees compliance with the requirements of the R&D tax incentive scheme and performs pre-issuance reviews.

Income tax

The Group’s accounting policy for taxation requires judgments as to the differences between tax and accounting treatments of income and costs recognized in the Consolidated Statement of Profit or Loss and Other Comprehensive Income. Judgment is also required in assessing whether deferred tax assets and liabilities are recognized in the statement of financial position and if accumulated income tax losses can be used to offset potential future tax profits.

APPENDIX 4E – 2023        15

Notes to the Consolidated Financial Statements (cont.)

Functional currency

Effective January 1, 2021 the Group’s functional currency changed from Australian dollars to US dollars as disclosed in Note 3.

The Group’s assets, liabilities and equity which were previously denominated in Australian dollars were translated into US dollars on the date the functional currency changed.

Significant judgment is required in determining the currency of the primary economic environment in which the Group operates, which requires an evaluation of various indicators related to the Group’s underlying transactions, events and conditions as they relate to generating and expending cash.

4.2 Key sources of estimation uncertainty

Development Funding – Financial liability

The Group evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Launch Tx was not considered substantive and genuine. Accordingly, the Group has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheet. The Group measures the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. If the dates are delayed from those used at reporting date, it is expected that a fair value adjustment will result in a non-cash gain. If the timelines for approval and launch are accelerated, the Group would anticipate a fair value adjustment resulting in a non-cash charge to be recognized in the Consolidated Statements of Profit or Loss.

Share–based payment transactions

The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Fair values are determined internally using Binomial models. The related assumptions are detailed in Note 35. The accounting estimates and assumptions relating to equity-settled share-based payments have no impact on the carrying amounts of assets and liabilities in future reporting periods but may impact expenses and equity. Should one or more of the assumptions and estimates used in estimating the fair value of share-based payments change, this could have a material impact on the amounts recognized in equity and employee-related expenses.

5. Application of new and revised Accounting Standards

New and amended Accounting Standards that are effective for the current year

The Group has adopted all of the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for the current year. New and revised Standards and amendments thereof and Interpretations effective for the current year that are relevant to the Group.

Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New and revised Australian Accounting Standards and Interpretations on issue but not yet effective

Certain new accounting standard and interpretations have been published that are not mandatory for June 30, 2023 reporting periods and have not been early adopted by the Company.

The new and revised Accounting Standards, Interpretations and amendments listed above are not expected to have a material impact on the amounts recognized or disclosures included in the Group’s financial statements.

16        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

6. Segment information

The Group operates in one industry and two geographical areas, those being the biotechnology and healthcare industry and Australia and US, respectively.

The Group is focused primarily on developing a novel therapy for the treatment of highly prevalent and progressive retinal diseases.

The Chief Executive Officer regularly reviews entity wide information that is compliant with Australian Accounting Standards.

There is only one segment for segment reporting purposes, and the information reviewed by the Chief Executive Officer for the purpose of resources allocation and performance assessment is the same as the information presented in the consolidated financial statements.

The Group’s only revenue stream in the current and prior financial years is royalty income generated from licenses granted in respect of the Group’s intellectual property that are unrelated to the Group’s core business and the development of Sozinibercept OPT-302 and that are not under development. These licenses are primarily used by third-party licensees for research purposes. All of the royalty income of $108,406 (2022: $90,683) was generated from customers based outside of Australia. The Group does not have any major customers. Equipment is located in Australia and United States.

7. Revenue

	2023	2022
	US$	US$
Sales-based royalties	108,406	90,683

Total revenue	108,406	90,683

8. Other income

	2023	2022
	US$	US$
Grant and other income	276,869	108,322

Total other income	276,869	108,322

9. Research and development expenses

	2023	2022
	US$	US$
Research project costs[1]	122,128,314	78,654,217

Total research and development expenses	122,128,314	78,654,217

1.	The research project costs relate to the research programs in respect to the treatment of eye diseases by OPT-302.

APPENDIX 4E – 2023        17

Notes to the Consolidated Financial Statements (cont.)

10. Expenses

	2023 US$	2022 US$
Administrative expenses
Employee expenses:
Salaries and fees	6,274,560	2,931,243
Cash bonuses	1,265,944	376,649
Superannuation	287,396	171,899
Share-based payments expense	5,834,686	5,251,572

Total employee benefits expense	13,662,586	8,731,363

Other expenses:
Insurance	2,551,768	4,205,106
Investor relations costs	451,378	328,026
Audit and accounting	337,038	496,652
Travel expenses	580,644	13,616
Payroll tax	340,003	172,884
Legal fees	1,330,054	1,252,014
Advisory fees[1]	6,084,005	156,978
Consultancy costs	1,389,048	1,619,824
Other expenses	1,288,179	867,405

Total other expenses	14,352,117	9,112,505

Depreciation of:
Equipment and furniture	17,000	11,917
Right-of-use asset	84,226	66,465

Total depreciation expense	101,226	78,382

Loss on disposal of non-current assets	—	169

Total administrative expenses	28,115,929	17,922,419

1.	Advisory fees relates to a market assessment of potential financing alternatives and solutions.

18        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

11. Finance income

	2023 US$	2022 US$
Interest income	3,227,496	235,468

	3,227,496	235,468

12. Interest expense on DFA

	2023 US$	2022 US$
Interest expense on DFA	13,462,160	—

	13,462,160	—

The interest expense on DFA is non-cash interest at the imputed rate of 23.82%.

13. Fair value adjustment gain on DFA

	2023 US$	2022 US$
Fair value adjustment gain on DFA	12,302,160	—

	12,302,160	—

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Company’s control. Therefore, at each reporting date, the Company reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected fixed and variable contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different the estimates used on the initial recognition date, the Company will adjust the accretion of the development financing liability using the previously determined imputed interest rate.

At June 30, 2023 the Company performed a fair value adjustment of the carrying amount of the Financial Liability. The expected timeline for approval and commercial launch have been delayed by twelve months, thus extending date of expected repayments. As the Company has more time to repay the amounts owed, the carrying value of the Financial Liability at June 30, 2023 was adjusted downward to reflect this delay. The fair value adjustment resulted in a non-cash gain on revaluation of $12.3 million. This change is recorded on the Profit and Loss statement as an unrealised fair value adjustment gain on the DFA. The Company will continue to accrete non-cash interest at the imputed rate of 23.82%.

At every reporting period, the Company will review the expected approval and commercial launch dates. If the dates are delayed from those used at June 30, 2023, it is expected that a fair value adjustment will result in another non-cash gain. If the timelines for approval and launch are accelerated, the Company would anticipate a fair value adjustment resulting in a non-cash charge to be recognized on the Profit and Loss statement.

APPENDIX 4E – 2023        19

Notes to the Consolidated Financial Statements (cont.)

14. Net foreign exchange loss

	2023 US$	2022 US$
Net foreign exchange losses	(489,137)	(2,813,993)

	(489,137)	(2,813,993)

Exchange differences arising on the translation of monetary items are recognized in the Statement Profit and Loss and other Comprehensive Income.

15. Income tax

	2023 US$	2022 US$
(a) Income tax benefit
The major components of income tax benefit are:
Statement of Profit or Loss and Other Comprehensive Income
Current tax
Current income tax credit	5,926,350	6,299,286

	5,926,350	6,299,286
Deferred tax
In respect of the current year	—	—

Total income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income	5,926,350	6,299,286

(b) Current tax receivable
Research and Development Tax Incentive Credit receivable	5,926,350	6,299,286

20        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

(c)  Numerical reconciliation between aggregate income tax benefit recognized in the Statement of Profit or Loss and Other Comprehensive Income and benefit calculated per the statutory income tax rate.

A reconciliation between income tax benefit and the product of accounting loss before income tax multiplied by the Group’s applicable income tax rate is as follows:

	2023 US$	2022 US$
Accounting loss before tax	(148,447,435)	(99,116,657)
At the Company’s statutory income tax rate of 30% (2022: 30%)	44,534,230	29,734,997
R&D tax incentive on eligible expenses	5,926,350	6,299,286
Non-deductible R&D expenditure	(4,087,138)	(4,344,335)
Other non-deductible expenses – share-based payment expense	(1,750,406)	(1,575,472)
Amount of temporary differences and carried forward tax losses not recognized	(38,696,687)	(23,815,190)
Income tax benefit reported in the Statement of Profit or Loss and Other Comprehensive Income	5,926,350	6,299,286

(d) Recognized deferred tax assets and liabilities in statement of financial position

Deferred income tax at June 30 relates to the following:
Deferred tax liabilities:
Interest and royalty income receivable (future assessable income)	(44,785)	(17,085)

	(44,785)	(17,085)

Deferred tax assets related to temporary differences:
Recognition of tax losses	—	—
Accrued expenses and other liabilities	200,536	198,607
Employee provisions	161,006	161,159
Other miscellaneous items	270,721	306,531

	632,263	666,297

Net deferred tax assets	587,478	649,212

Less: temporary differences not recognized	(587,478)	(649,212)
Net deferred tax recognized in the statement of financial position	—	—

(e)  Unrecognized temporary differences

Temporary differences with respect to deferred tax assets associated with intellectual property and other miscellaneous items which have a low probability of realization are unrecognized. These amounted to $nil at year end (2022: $nil).

APPENDIX 4E – 2023        21

Notes to the Consolidated Financial Statements (cont.)

(f)  Carry forward unrecognized tax losses

The Group had income tax losses of $67,878,759 and capital losses of $412,122 at year end (2022: income tax losses of $37,717,792 and capital losses of $412,122) for which no deferred tax asset is recognized on the statement of financial position as they are currently not considered probable of realization. These tax losses are available indefinitely for offset against future assessable income subject to continuing to meet relevant statutory tests.

(g)  Franking credit balance

Franking credits are a type of tax credit in Australia that is available to the Group’s shareholder to reduce double taxation on any dividends paid by the Group. The franking account balance at the end of the financial year at 30% is A$227,371 (2022: A$227,371), which represents the amount of franking credits available for the subsequent financial year.

Franking credits are not recognized in the consolidated statement of financial position.

16. Earnings per share

	2023 US$	2022 US$
The following reflects the income used in the basic and diluted earnings per share computations:
(a) Earnings used in calculating earnings per share
Net loss attributable to ordinary equity holders of the parent	(142,521,085)	(92,817,371)

(b) Weighted average number of shares
Weighted average number of ordinary shares on issue for basic earnings per share	442,637,406	351,560,199

Effect of dilution:
Share options	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	442,637,406	351,560,199
Loss per share (basic and diluted in cents)	(32.20)	(26.40)

On August 24 and 28, 2023 the company announced a capital raising which will involve 195,647,458 ordinary shares and options that represent potential ordinary shares of 97,823,728 that would significantly change the number of ordinary shares or potential ordinary shares outstanding between the reporting date and the date of completion of this financial report.

Diluted earnings per share is calculated as net loss divided by the weighted average number of ordinary shares and dilutive potential ordinary shares. Options granted under the Long-Term Incentive (LTIP) and Non-Executive Director Share and Option (NED Plan) plans would generally be included in the calculation due to the conditions of the issuance being satisfied. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share.

22        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

A total number of 25,450,000 options/rights outstanding at June 30, 2023 (2022: 22,988,000) and 1,505,000 ADS options that represent 8 ordinary shares for each ADS held (2022: 925,000) were anti-dilutive and were therefore excluded from the weighted average number of ordinary shares for the purpose of diluted earnings per share. As the Group is in a loss position, the options are anti-dilutive and, accordingly, the basic loss per share is the same as the diluted loss per share. These options related to the following option plans:

	2023 No.	2022 No.
NED Plan	16,500,000	14,000,000
LTIP	6,050,000	7,388,000

	22,550,000	21,388,000

Performance Rights

These rights related to the following option plans:

	2023 No.	2022 No.
NED Plan	650,000	—
LTIP	2,250,000	1,600,000

	2,900,000	1,600,000

ADS options

These rights related to the following option plans:

	2023 No.	2022 No.
NED Plan	—	—
LTIP	1,505,000	925,000

	1,505,000	925,000

As at June 30, 2023, 10,532,645 outstanding options and rights were exercisable as of that date (2022: 12,857,589).

As at June 30, 2023, 250,000 (2022: $nil) outstanding ADS options were exercisable as of that date.

APPENDIX 4E – 2023        23

Notes to the Consolidated Financial Statements (cont.)

17. Current assets – cash and cash equivalents

	2023 US$	2022 US$
Cash at bank and in hand	12,067,158	11,853,883
Short-term deposits	77,121,555	32,777,410

Total cash and cash equivalents	89,188,713	44,631,293

Cash at bank earns interest at floating rates based on daily bank deposit rates. The carrying amounts of cash and cash equivalents represent fair value.

Short-term deposits are with two major Australian banks and are made for varying periods of between 30 and 90 days, depending on the immediate cash requirements of the Group, and earn interest at a fixed rate for the respective short-term deposit periods. At year end, the average rate was 4.67% (2022: 0.43%).

18. Current assets – receivables

	2023 US$	2022 US$
Interest receivable	162,853	56,952
GST receivable	325,474	157,060
Other receivable	148,237	43,656

Total current receivables	636,564	257,668

The GST and other receivables are non-interest bearing. There were no receivables with a material expected credit loss recorded during the financial year (2022: $nil).

19. Current assets – prepayments

	2023 US$	2022 US$
R&D Contract Research Organization	1,693,964	7,428,599
Insurance	717,064	1,086,847
Other prepayments	223,643	204,749

Total current prepayments	2,634,671	8,720,195

The R&D Contract Research Organization prepayment consists of prepayments on the Phase 3 clinical trial for OPT-302 in order to secure sites across the world and start patient recruitment. These prepayments covered the initial start-up of the Phase 3 clinical trials and other key milestones and are expected to be consumed within the next 12 months. The insurance amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024. The non-current portion of the prepayments are recorded as non-current assets. Refer to Note 21.

24        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

20. Non-current assets – right of use assets

	2023 US$	2022 US$
Right-of-use asset cost
Opening balance as at July 1	281,554	281,554
Additions	252,677	—

	534,231	281,554

Right-of-use asset depreciation
Opening balance as at July 1	(281,554)	(187,702)
Charge to the period	(84,226)	(93,852)

	(365,780)	(281,554)

Net carrying amount at June 30	168,451	—

	2023 US$	2022 US$
Carrying amount at July 1	—	112,965
New lease	252,677	—
Payments	(70,966)	(112,965)

Carrying amount at June 30	181,711	—

Maturity analysis:
Year 1	102,806	—
Year 2	84,226	—

	187,032	—

Less: unearned interest	(5,321)	—

	181,711	—

Analyzed info:
Current portion	97,485	—
Non-current portion	84,226	—

	181,711	—

	2023 US$	2022 US$
Amounts recognized in profit or loss:
Depreciation expense of right-of-use asset	84,226	93,852
Lease finance costs	5,321	5,782
Expense relation to leases of low value assets	2,101	7,042

	91,648	106,676

APPENDIX 4E – 2023        25

Notes to the Consolidated Financial Statements (cont.)

21. Non-current assets – prepayments

	2023 US$	2022 US$
Insurance	53,535	110,295

Total non-current prepayments	53,535	110,295

The non-current prepayment amount relates to specific Phase 3 Clinical trial insurance in place for various sites around the world covering periods to 2024.

22. Current liabilities – payables

	2023 US$	2022 US$
Creditors (unsecured)	17,842,981	11,402,164
Payroll related tax liability	48,873	43,334

Total current payables	17,891,854	11,445,498

Creditors are non-interest bearing and are normally settled on 30 day terms.

23. Current liabilities – provisions

	2023 US$	2022 US$
Annual leave	500,361	383,220
Long service leave	252,939	212,983

Total current provisions	753,300	596,203

24. Non-current liabilities – lease liabilities

	2023 US$	2022 US$
Lease liabilities	84,226	—

	84,226	—

26        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

25. Non-current liabilities – financial liabilities

	2023 US$	2022 US$
Carrying amount at July 1	—	—
Funding at fair value	84,500,000	—
Interest expense on DFA	13,462,160	—
Fair value gain on DFA	(12,302,160)	—

Total financial liabilities	85,660,000	—

Pursuant to the DFA, Launch Tx has committed to provide Opthea US$120 million in funding which may be increased up to US$170 million at their option, of which US$50 million (net of US$0.5 million of funding costs) was paid in September 2022. Opthea received the proceeds from the first two tranches of the DFA, with the remainder being funded in a third tranche, to be paid on or before December 31, 2023. Pursuant to the DFA, Opthea is required to use commercially reasonable efforts to develop Sozinibercept for the treatment of wet AMD in accordance with the DFA, including pursuant to certain development timelines set forth therein. The DFA contains terms that require compliance by the company to maintain a minimum cash balance and to provide a notice to Ocelot in the event it anticipates that it does not have sufficient cash to fund its operations for the next six months.

In return, Opthea will pay to Launch Tx (1) upon the first to occur of regulatory approval of Sozinibercept (OPT-302) for the treatment of wet AMD in the United States, United Kingdom or European Union (“Regulatory Approval”), fixed payments equal to a total of approximately two times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six annual payments payable over a six-year period thereafter, and (2) variable payments equal to 7% of net sales of sozinibercept for the treatment of wet AMD for each calendar quarter. The fixed and variable payment obligation discharge once Launch Tx has received a total of four times their investment.

The Company evaluated the Financing Agreement and determined it to be a research and development funding arrangement with the characteristics of a debt instrument, as the transfer of financial risk to Launch Tx was not considered substantive and genuine. Accordingly, the Company has recorded payments received under the Financing Agreement as part of a development financing liability in its consolidated balance sheets. The Company accounts for the overall development financing liability at amortized cost based on the estimated timing of regulatory approval and attainment of certain sales milestones and the contractual success fee payments expected to be due therefrom, as discounted using an imputed interest rate. The development financing liability will be accreted as interest expense to its expected future repayment amount over the expected life of the agreement using the effective interest rate method. Certain legal and financial advisory fees incurred specifically to complete the Financing Agreement were capitalized and recorded as a reduction to the carrying amount of the development financing liability and will also be amortized to interest expense using the effective interest method.

Pursuant to the Financing Agreement, the Company granted Launch Tx a security interest in all its assets (other than intellectual property not related to Sozinibercept (OPT-302)), provided that the Company is permitted to incur certain indebtedness. The security interest will terminate when the Company has paid Launch Tx of the funding provided or upon certain terminations of the Financing Agreement.

There are several factors that could affect the estimated timing of regulatory approval and attainment of sales milestones, some of which are not entirely within the Company’s control. Therefore, at each reporting date, the Company reassesses the estimated timing of regulatory approval and attainment of sales milestones and the expected contractual success fee payments due therefrom. If the timing and/or amount of such expected payments is materially different than original estimates, the Company will prospectively adjust the accretion of the development financing liability and the imputed interest rate. Refer to Note 13.

As of June 30, 2023, the development financing liability was classified as a long-term liability, as the Company expects the related repayments to take place between 2027 and 2032 for purposes of the model used to calculate its carrying value. The imputed interest rate on the unamortized portion of the development financing liability was approximately 23.82% as of September 12, 2022.

APPENDIX 4E – 2023        27

Notes to the Consolidated Financial Statements (cont.)

26. Non-current liabilities – provisions

	2023 US$	2022 US$
Long service leave	7,631	27,974

	7,631	27,974

27. Contributed Equity

	2023 US$	2022 US$
(a) Ordinary shares
Issued and fully paid at June 30	320,883,551	235,277,217
Movement in ordinary shares:
Opening balance	235,277,217	234,147,526
Issue of shares on exercise of options granted under the LTIP	3,790,977	1,129,691
Issue of shares net of issuance cost $	81,815,357	—

	320,883,552	235,277,217

Ordinary shares on issue:	No:	No:
Opening balance	352,152,542	351,003,541
Issue of shares on exercise of options granted under the LTIP	2,387,826	1,149,001
Issue of shares	112,619,066	—

	467,159,434	352,152,542

Fully paid ordinary shares carry one vote per share and carry the right to dividends. No cash dividends have been paid, declared, or recommended during or since the end of the financial year by the Company. Issued capital at June 30, 2023 amounted to $320,883,551 (467,159,434 fully paid ordinary shares) net of share issue costs and tax. During the year ended June 30, 2023 the Company issued 112,619,066 ordinary shares for net proceeds of $81,815,357 via a placement in August/September 2022.

At June 30, 2023, the Company had 7,250,000 Non-Executive Director options that remain unexercised with expiry of October 2024 for 3,000,000 options, January 2025 for 2.250.000 options, October 2025 for 1.000,000 options and April 2026 for 1.000,000 options.

At June 30, 2022, the Company had 7,500,000 Non-Executive Director options that remain unexercised with expiry of November 2022 for 3,000,000, October 2024 for 2,000,000 options, January 2025 for 1,500,000 options, October 2025 for 500,000 options and April 2026 for 500,000 options.

(b) Options granted to directors and employees

The Company has two share-based payment schemes, the Long-Term Incentive Plan (LTIP) and Non-Executive Director Share and Option Plan. Options to subscribe for the Company’s shares have been granted under these plans to certain employees and directors.

The Company granted 10,050,000 options/rights over ordinary shares and 755,000 ADS options under these plans during the year ended June 30, 2023 (Note 35). These options/rights had a weighted average fair value at grant date of $1.62 per option. During the year ended June 30, 2023, 6,613,000 options granted under the LTIP and NED Plan were exercised for $3,790,977 ($1,040,718 for cash and $2,750,258 via cashless conversion) with 2,387,826 ordinary shares issued.

28        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

The Company granted 8,400,000 options/rights over ordinary shares and 925,000 ADS options under these plans during the year ended June 30, 2022 (Note 35). These options/rights had a weighted average fair value at grant date of $0.781 per option. During the year ended June 30, 2022, 2,056,000 options granted under the LTIP and NED Plan were exercised for $1,129,691 ($257,175 for cash and $872,516 via cashless conversion) with 1,149,001 ordinary shares issued.

(c) Capital management

The Group is not subject to any externally imposed capital requirements. When managing share capital, management’s objective is to ensure the entity continues as a going concern as well as to provide benefits to shareholders and for other stakeholders. In order to maintain or achieve an appropriate capital structure, the Company may issue new shares or reduce its share capital, subject to the provisions of the Company’s constitution. The Group only commits to significant R&D expenditure when this is fully funded either by existing funds or further equity raises.

28. Accumulated losses and reserves

	2023 US$	2022 US$
(a) Movements in accumulated losses were as follows:
Balance at July 1	(216,941,353)	(124,123,982)
Net loss for the period	(142,571,085)	(92,817,371)

Balance at June 30	(359,462,438)	(216,941,353)

(b) Reserves
Fair value of investments reserve (i)	1,085,411	1,085,411
Share-based payments reserve (ii)	11,551,134	8,466,706
Foreign translation reserve (iii)	20,089,163	20,089,163

Total reserves	32,725,708	29,641,280

(i) Movement in fair value of investments reserve:
Opening balance	1,085,411	1,085,411

Closing balance	1,085,411	1,085,411

(ii) Movement in share-based payments reserve:
Opening balance	8,466,706	4,087,650
Share-based payments expense	5,834,686	5,251,572
Exercise of options	(2,750,258)	(872,516)

Closing balance	11,551,134	8,466,706

(iii) Movement in Foreign translation reserve:
Opening balance	20,089,163	20,089,163
Gain/loss on translation	—	—

Closing balance	20,089,163	20,089,163

APPENDIX 4E –  2023        29

Notes to the Consolidated Financial Statements (cont.)

(c) Nature and purpose of reserves

Fair value of investments reserve

This reserve records fair value changes on listed investments. As at June 30, 2023 no remaining investments are held by the Group. Management’s accounting policy is to not reclassify the realized fair value to accumulated loss upon disposal.

Share-based payment reserve

This reserve is used to record the value of equity benefits provided to executives and employees as part of their remuneration.

Foreign currency translation reserve

The reserve records the value of foreign currency movements on the initial translation of financial statements from A$ to US$ that was completed in prior year.

29. Financial risk management objectives and policies

The Group’s principal financial assets comprise cash, receivables and short-term deposits.

The Group manages its exposure to key financial risks, including interest rate and currency risk in accordance with the Group’s financial risk management practices. The objective is to support the delivery of the Group’s financial targets whilst protecting future financial security.

The Group’s other various financial assets and liabilities, such as receivables and payables, arise directly from its operations. The main risks arising from the Group’s financial assets and liabilities are interest rate risk, foreign currency risk and liquidity risk.

The Group uses different methods to measure and manage different types of risks to which it is exposed. These include monitoring levels of exposure to interest rate and foreign exchange risk and assessments of market forecasts for interest rates and foreign exchange rates. Liquidity risk is monitored through future rolling cash flow forecasts.

The board reviews and agrees policies for managing each of these risks as summarized below.

Risk exposures and responses

The Group has investigated the main financial risk areas which could impact on its financial assets and determined the impact on post-tax (losses) or profits for a range of sensitivities. These can be seen in the post-tax (loss)/profit impact for each risk area.

For each risk area, the equity impact relates solely to reserve movements and excludes movements in accumulated losses as the impact of these can be seen within the post-tax (loss)/profit impact.

(i) Interest rate risk

The Group’s exposure to market interest rates relates primarily to the short-term deposits. The deposits are held with two of Australia’s largest banks.

The objective of managing interest rate risk is to minimize the Group’s exposure to fluctuations in interest rates that might impact its interest income and cash flow. To manage interest rate risk, the Group invests the majority of its cash in short-term deposits for varying periods of between 30 days and 90 days, depending on the short and long-term cash requirements of the Group which is determined based on the Group’s cash flow forecast. This consideration also takes into account the costs associated with recalling a term deposit should early access to cash and cash equivalents be required. Cash is not locked into long-term deposits at fixed rates so as to mitigate the risk of earning interest below the current floating rate.

The Group currently has borrowings under the DFA with Ocelot. (2022: $nil). Refer to Note 25.

30        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

The following sensitivity analysis (an annual effect) is based on the interest rate risk exposures at June 30, 2023 and 2022.

At June 30, 2023, if interest rates moved, with all variables held constant, post-tax (loss)/profit and equity would have been affected as illustrated in the following table:

	Post-tax (loss)/profit impact
Judgments of reasonably possible movements	2023 US$	2022 US$
+ 0.50% (50 basis points) (2022: + 0.50%)	270,059	114,859
– 0.50% (50 basis points) (2022: – 0.50%)	(270,059)	(114,859)

The post-tax figures include an offset for unrecognized tax losses (bringing the tax effect to $nil) for the year ended June 30, 2023 (2022: $nil).

Significant assumptions used in the interest rate sensitivity analysis include:

•

The reasonably possible movement of 0.5% was calculated by taking the interest rates as at balance date, moving these by plus and minus 0.5% and then re-calculating the interest on term deposits with the ‘new-interest-rate’.

•	The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.

(ii) Foreign currency risk

As a result of services provided by non-related entities in Australia, Canada, United Kingdom and Europe, part of the Group’s monetary assets and liabilities are affected by movements in the exchange rate.

The Group does not enter into any hedging transactions.

At the reporting date, the Group has the following exposure to foreign currencies.

	Consolidated
2023	AUD2023 US$	EURO2023 US$	GBP2023 US$	CAD2023 US$
Financial assets
Cash	55,307,319	—	—	—
Receivables	6,290,086	—	—	—
Financial liabilities
Payables	(1,187,459)	(53,332)	(3,166)	(136,689)
Other financial liabilities	—	—	—	—

Net exposure	60,409,946	(53,332)	(3,166)	(136,689)

2022	AUD2022 US$	EURO2022 US$	GBP2022 US$	CAD2022 US$
Financial assets
Cash	26,697,582	—	—	—
Receivables	7,827,565	—	—	—
Financial liabilities
Payables	(1,213,469)	(435,698)	(3,037)	(13,419)
Other financial liabilities	—	—	—	—

Net exposure	33,311,678	(435,698)	(3,037)	(13,419)

APPENDIX 4E –  2023        31

Notes to the Consolidated Financial Statements (cont.)

The following sensitivity is based on the foreign currency risk exposures in existence at June 30, 2023 and 2022.

At June 30, 2023 and 2022, had the United States dollar moved with all other variables held constant, post-tax (loss) profit and equity would have been affected as illustrated in the table below:

	Post-tax (loss)/profit impact
Judgments of reasonably possible movements	2023 US$	2022 US$
Consolidated
AUD/USD +10% (2022: +10%)	(3,847,285)	(2,119,834)
AUD/USD –10% (2022: –10%)	4,702,237	2,590,908

The reasonably possible movements at June 30, 2023 are higher than at June 30, 2022 due mainly to the net exposure to the Australian dollar due to cash at bank deposits. There was minimum or insignificant exposure to the GBP, Euro and CAD during the current financial year.

Significant assumptions used in the foreign currency exposure sensitivity analysis include:

•

The reasonably possible movement of 10% was calculated by taking the currency spot rates as at balance date, moving these by 10% and then re-converting the currencies into US with the ‘new-spot-rate’. This methodology reflects the translation methodology undertaken by the Group.

•	The net exposure at balance date is representative of what the Group was and is expecting to be exposed to in the next twelve months from balance date.

Management believes the balance date risk exposures are representative of the risk exposure inherent in the financial instruments.

(iii) Credit risk

Credit risk is associated with those financial assets of the Group which comprise cash and cash equivalents and receivables. The Group’s exposure to credit risk arises from default of the counter party, with a maximum exposure equal to the carrying amount of these investments. Credit risk is considered minimal as the Group transacts with reputable recognized Australian banks.

(iv) Liquidity risk

Liquidity risk arises from the financial liabilities of the Group and the Group’s subsequent ability to meet their obligations to repay their financial liabilities as and when they fall due. The Group manages liquidity risk by maintaining adequate reserves and by monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities. The financial liabilities of the Group relate to trade payables that are all expected to be paid within 12 months. With the funding agreement that was entered on August 12, 2022 the Group may incur a total payment equal to approximately four times the funding provided, consisting of seven payments, with the first payment due shortly after Regulatory Approval and the remaining six payments payable over a six-year period thereafter, and variable payments equal to 7% of net sales of Sozinibercept (OPT-302) for the treatment of wet AMD for each calendar quarter.

The Group’s objective is to maintain an appropriate cash asset balance to fund its operations.

32        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

30. Related party disclosures

(a) Subsidiaries

	Parent equity % equity interest
Name of company	2023%	2022%
Vegenics Pty Ltd[1]	100	100
Opthea US Inc[2]	100	100

1.	Opthea Limited is the ultimate parent entity. Vegenics Pty Ltd is incorporated in Australia and has the same financial year as Opthea Limited.
2.	Opthea Limited is the ultimate parent entity. Opthea US was incorporated in the United States in May 2021 and has the same financial year as Opthea Limited.

(b) Transactions with related parties

Balances and transactions between the Company and its subsidiaries, which are related parties have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below:

•

With the appointment of Anshul Thakral who is the CEO of Launch and Operation Executive of Carlyle on June 7, 2023 is, as a Director of Opthea, Launch, Ocelot and Carlyle are related parties of Opthea.

Trading transactions

During the year, group entities entered into the following transactions with related parties who are not members of the Group.

	Consolidated Purchase of Services
	2023	2022
Launch Tx — Ocelot	—	—
Launch	900,000	—

Purchase of services relate to service agreement with Launch Tx.

	Consolidated Amounts owed to related parties
	2023	2022
Launch Tx — Ocelot	85,660,000	—
Launch	—	—

Amounts owed to Ocelot relate to the Development Funding agreement and carry an effective interest rate of 23.82% (refer to Note 25).

	Consolidated Amounts received from related parties
	2023	2022
Launch Tx — Ocelot	84,500,000	—
Launch	—	—

Amounts received from Ocelot relate to the Development Funding agreement (refer to Note 25).

APPENDIX 4E –  2023        33

Notes to the Consolidated Financial Statements (cont.)

31. Cash flow statement reconciliation

(a) Reconciliation to cash at the end of the year
	2023 US$	2022 US$
Cash at bank and in hand (Note 16)	89,188,713	44,631,293

	89,188,713	44,631,293

(b) Reconciliation of net loss after tax to net cash flows from operations
Net loss for the year	(142,521,085)	(92,817,371)
Adjustments for:
Income tax benefit recognized in profit or loss	(5,926,350)	(6,299,286)
Net loss on disposal of non-current assets	—	169
Depreciation of non-current assets	17,001	11,917
Depreciation of right-of-use asset	84,226	66,465
Share-based payments expense	5,834,685	5,251,572
Interest expense on DFA	13,462,160	—
Fair value gain on DFA	(12,302,160)	—
Net foreign exchange differences	489,137	2,813,993

	1,658,699	1,844,830
Changes in working capital:
Payables	7,296,785	8,511,607
Receivables	378,896	307,618
Prepayments	6,142,284	5,730,207
Provisions	136,755	115,259

Net cash flows used in operating activities before tax	(126,907,665)	(76,307,850)
R&D tax incentive received	6,299,286	4,972,898

Net cash flows used in operating activities	(120,608,379)	(71,334,952)

34        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

32. Commitments

(i) Research projects and license commitments

The Group has entered into research and development contracts and intellectual property license agreements with various third parties in respect of services for the Phase 3 wet AMD clinical trial and the clinical grade manufacture of OPT-302. Expenditure commitments relating to these, and intellectual property license agreements are payable as follows:

	2023 US$	2022 US$
Within one year	12,632,801	39,947,900
After one year but not more than five years	12,302,260	8,007,202
After more than five years	30,000	45,000

	24,965,061	48,000,102

Currently, the biggest Research contract has a 60 day termination clause and all commitments have been limited to a six month commitment.

(ii) Commercial commitments

The Group has entered into commercial agreements with various third parties in respect of services for preparation of OPT-302 for launch and pre-marketing phase. Expenditure commitments relating to these activities are payable as follows:

	2023 US$	2022 US$
Within one year	47,415	507,874
After one year but not more than five years	—	—
After more than five years	—	—

	47,415	507,874

Currently, the biggest contract has a 60 day termination clause and all commitments have been limited to a twelve month commitment.

33. Contingencies

The Group is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one year total $nil (2022: $nil) and those which could become payable in more than one year total $1,086,244 (2022: $11,512,675).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The Group had a bank guarantee outstanding at June 30, 2023 in respect of a rental deposit for its office premises of $38,036 (2022: $39,478).

APPENDIX 4E –  2023        35

Notes to the Consolidated Financial Statements (cont.)

34. Key management personnel

(a) Compensation of Key Management Personnel

	2023 US$	2022 US$
Short-term employee benefits	2,898,544	1,555,658
Post-employment benefits	137,168	56,105
Share-based payments expense	4,221,472	4,664,767

Total compensation	7,257,184	6,276,530

Details of the key management personnel are included within the Remuneration Report section of the Directors’ Report.

(b) Other transactions and balances with director and key management personnel and their related parties

There were no director and key management personnel related party transactions during the current or prior financial year other than those disclosed in Note 30.

35. Share-based payments

(a) Recognized share-based payment expenses

The expense recognized for share-based payments during the year is shown in the table below:

	2023 US$	2022 US$
Expense arising from equity-settled share-based payment transactions:
Director and employee services received	5,834,686	5,251,572

(b) Non-executive director and employee share option plans

During the 2015 financial year, the Group introduced an ownership-based compensation scheme for non-executive directors, executives and senior employees, the Long-Term Incentive Plan (LTIP) and Non-Executive Directors Share and Option Plan (NED Plan). In accordance with the terms of the plans, as approved by shareholders at the 2014 annual general meeting, eligible non-executive directors, executives and senior employees with the Group may be granted options to purchase ordinary shares.

Each employee share option converts into one ordinary share of Opthea Limited on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options carry neither rights to dividends nor voting rights and are not transferable. Options may be exercised at any time from the date of vesting to the date of their expiry.

The number of options granted is subject to approval by the board and rewards executives and senior employees to the extent of the Group’s and the individual’s achievement judged against both qualitative and quantitative criteria as determined by the board on a case by case basis.

36        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

The vesting condition of options granted under the LTIP and NED Plan is continuous service.

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
LTIP – director FY2016	March 7, 2016	$0.14	$0.36	March 7, 2021	June 30, 2016
LTIP – director FY2019	November 29, 2018	$0.15	$0.625	November 29, 2022	November 29, 2019
LTIP – employee FY2016	March 31, 2016	$0.18	$0.37	January 1, 2022	January 1, 2017
LTIP – employee FY2018	August 23, 2017	$0.26	$0.92	January 1, 2023	June 30, 2018
LTIP – employee FY2019	April 3, 2019	$0.18	$0.608	April 3, 2023	April 3, 2021
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	January 31, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	November 30, 2022
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	April 30, 2023
LTIP – employee FY2022	October 19, 2021	$0.955	$0.00	October 18, 2031	September 30, 2024
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
LTIP – employee FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2022
LTIP – employee FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2023
LTIP – employee FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2024
LTIP – employee FY2022	June 6, 2022	$0.553	$1.46	June 5, 2032	June 6, 2025
LTIP – employee FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
LTIP – employee FY2023	November 16, 2022	$0.672	$0.00	November 16, 2032	November 16, 2025
LTIP – employee FY2023	December 13, 2022	$0459	$0.644	December 13, 2023	December 13, 2033
LTIP – employee FY2023	December 13, 2022	$0.459	$0.644	December 13, 2024	December 13, 2033
LTIP – employee FY2023	December 13, 2022	$0459	$0.644	December 13, 2025	December 13, 2033
LTIP – employee FY2023	December13, 2022	$0459	$0.644	December 13, 2026	December 13, 2033
NED Plan FY2016	March 7, 2016	$0.14	$0.36	March 7, 2021	June 30, 2016
NED Plan FY2019	November 29, 2018	$0.15	$0.625	November 29, 2022	November 29, 2019
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2020
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2022
NED Plan FY2021	October 12, 2020	$1.05	$3.24	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2021
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2022

APPENDIX 4E – 2023        37

Notes to the Consolidated Financial Statements (cont.)

Options/Rights series	Grant date	Grant date fair value US$	Exercise price US$	Expiry date	Vesting date
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2023
NED Plan FY2021	October 12, 2020	$1.24	$2.16	October 11, 2024	October 11, 2024
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2021
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2022
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2023
NED Plan FY2021	January 19, 2021	$0.88	$1.56	January 18, 2025	January 19, 2024
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2021
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2022
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2023
NED Plan FY2022	October 19, 2021	$0.526	$0.948	October 18, 2025	October 19, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2022
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2023
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2024
NED Plan FY2022	April 21, 2022	$0.397	$0.755	April 20, 2026	April 21, 2025
NED Plan FY2023	November 16, 2022	$0.469	$0.672	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.471	$0.658	November 16, 2032	November 16, 2025
NED Plan FY2023	November 16, 2022	$0.672	$0.00	November 16, 2032	November 16, 2025

There has been no alteration of the terms and conditions of the above share-based payment arrangements since the grant date.

(c)  Fair value of share options granted

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility over the past 4 or 5 years.

	Grant date share price US$	Exercise price US$		Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – director FY2016	$0.28		$0.36	$0.14	65%	5 years	0%	2.09%	Binomial
LTIP – director FY2019	$0.42		$0.625	$0.15	58%	4 years	0%	2.04%	Binomial
LTIP – employee FY2016	$0.54		$0.37	$0.18	65%	5 years	0%	2.09%	Binomial
LTIP – employee FY2018	$0.34		$0.92	$0.26	66%	5 years	0%	2.09%	Binomial
LTIP – employee FY2019	$0.48		$0.608	$0.18	57%	4 years	0%	2.04%	Binomial
LTIP – employee FY2022	$0.955		$0.948	$0.526	74.78%	4 years	0%	0.25%	Binomial
LTIP – employee FY2022	$0.955	$	nil	$0.955	n/a	10 years	0%	n/a	n/a
LTIP – employee FY2022	$0.901		$1.46	$0.553	75%	6.5 years	0%	3.4%	Binomial
LTIP – employee FY2023	$0.672		n/a	$0.672	75%	10 years	0%	3.7%	Binomial
LTIP – employee FY2023	$0.672		$0.658	$0.471	75%	6.5 years	0%	3.6%	Binomial

38        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

	Grant date share price US$	Exercise price US$	Fair value per option US$	Expected volatility	Option life	Dividend yield	Risk free interest rate	Model used
LTIP – employee FY2023	$0.643	$0.644	$0.459	75%	7 years	0%	3.3%	Binomial
NED Plan FY2016	$0.28	$0.36	$0.14	65%	5 years	0%	2.09%	Binomial
NED Plan FY2019	$0.42	$0.625	$0.15	58%	4 years	0%	2.04%	Binomial
NED Plan FY2021	$2.19	$2.16	$1.24	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$2.19	$3.24	$1.05	77.25%	4 years	0%	0.25%	Binomial
NED Plan FY2021	$1.56	$1.56	$0.88	77.01%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.955	$0.945	$0.526	74.78%	4 years	0%	0.25%	Binomial
NED Plan FY2022	$0.741	$0.755	$0.397	75%	3.5 years	0%	2.7%	Binomial
NED Plan FY2023	$0.672	$0.672	$0.469	75%	6.5 years	0%	3.6%	Binomial
NED Plan FY2023	$0.672	$0.658	$0.471	75%	6.5 years	0%	3.6%	Binomial
NED Plan FY2023	$0.672	n/a	$0.672	75%	10 years	0%	3.7%	Binomial

Fair value of American depository shares options granted

Where relevant, the expected life used in the model has been adjusted based on management’s best estimate for the effects of non-transferability, exercise restrictions (including the probability of meeting market conditions attached to the option), and behavioral considerations. Expected volatility is based on the historical share price volatility.

	Grant date share price US$	Exercise price US$	Fair value per ADS options US$	Expected volatility	ADS options life	Dividend yield	Risk free interest rate	Model used
LTIP – employee	$7.240	$7.625	$4.970	75%	7 years	0%	1.4%	Binomial
LTIP – employee	$7.500	$7.515	$5.228	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.925	$6.009	$4.116	75%	7 years	0%	1.7%	Binomial
LTIP – employee	$5.915	$6.090	$4.171	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.000	$7.116	$4.953	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$7.309	$7.445	$5.175	75%	7 years	0%	3.0%	Binomial
LTIP – employee	$5.500	$5.522	$3.886	75%	7 years	0%	3.4%	Binomial
LTIP – employee	$6.600	$6.350	$4.718	75%	7 years	0%	2.9%	Binomial
LTIP – employee	$4.810	$4.850	$3.479	75%	7 years	0%	4.3%	Binomial
LTIP – employee	$4.850	$5.170	$3.457	75%	7 years	0%	4.1%	Binomial
LTIP – employee	$4.590	$4.929	$3.560	75%	7 years	0%	3.6%	Binomial
LTIP – employee	$5.450	$5.238	$3.935	75%	7 years	0%	3.5%	Binomial
LTIP – employee	$5.030	$5.151	$3.602	75%	7 years	0%	3.8%	Binomial
LTIP – employee	$3.360	$3.545	$2.384	75%	7 years	0%	3.6%	Binomial

APPENDIX 4E – 2023        39

Notes to the Consolidated Financial Statements (cont.)

(d)  Movements in share options/rights during the year

The following reconciles the share options/rights outstanding at the beginning and end of the year:

	June 30, 2023		June 30, 2022
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	22,988,000	1.16	16,644,000	0.50
Granted during the year:
To employees and directors under the LTIP and NED Plan	10,050,000	0.58	8,400,000	0.77
Exercised during the year	(6,613,000)	0.62	(2,056,000)	0.58
Expired during the year	(975,000)	0.61	—	—

Balance at end of year	25,450,000	1.04	22,988,000	1.16

Exercisable at end of year	10,842,234	1.48	12,857,589	0.97

The share options outstanding at the end of the year had a weighted average exercise price of $1.48 (2022: $1.16) and a weighted average remaining contractual life of 555 days (2022: 567 days).

(e)  Movements in ADS options during the year

The following reconciles the ADS options outstanding at the beginning and end of the year:

	June 30, 2023		June 30, 2022
	Number of options and rights	Weighted average exercise price US$	Number of options and rights	Weighted average exercise price US$
Balance at beginning of year	925,000	6.75	—	—
Granted during the year:
To employees and directors under the LTIP and NED Plan	755,000	5.07	925,000	6.75
Exercised during the year	—	—	—	—
Expired during the year	(175,000)	7.62	—	—

Balance at end of year	1,505,000	5.81	925,000	6.75

Exercisable at end of year	250,000	6.70	—	—

40        OPTHEA LIMITED

Notes to the Consolidated Financial Statements (cont.)

36. Auditor’s remuneration

The auditor of Opthea Limited is Deloitte Touche Tohmatsu.

	2023 A$	2022 A$
Deloitte and related networks firms:
Audit or review of the financial report of the entity and any other entity in the consolidated group	$357,500	$295,000
Statutory assurance services required by legislation to be provided by the auditor	—	—
Other assurances and agreed-upon procedures under other legislation or contractual arrangements	—	171,171

	$357,500	$466,171

37. Events after the balance sheet date

On August 24 , 2023, Opthea announced a A$80 million capital raise consisting via a A$10 million private placement (“Placement”) and a A$70 million Accelerated Non-Renounceable Entitlement Offer (“ANREO”). On August 28, 2023, Opthea announced an increase in the private placement by a further A$10 million to increase the overall raise to A$90 million. The proceeds from the Placement and Entitlement will be used to continue advancing the clinical development of OPT-302 for the treatment of wet Age-related Macular Degeneration (wet AMD) including to progress the Company’s Phase 3 clinical trials and for general corporate purposes.

The Equity Financing of A$90 million (US$58 million) consists of two closings, of which the first closing of A$73 million (US$47 million) consisting of a placement offering and an acceleration portion of an Accelerated Non-Renounceable Entitlement Offer (“ANREO”) is expected on September 1, 2023. The second closing of A$17 million (US$11 million), representing the remaining institutional and retail portion of the ANREO, has been underwritten, is subject to customary closing conditions and settlement. The shares are expected to be issued and cash received on September 20, 2023.

Subsequent to June 30, 2023, the Group was notified that a new co-investor of Carlyle and Abingworth intends to participate in a funding under the DFA of US$50 million to increase total DFA funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and approvals, appropriate documentation and compliance with closing conditions. Upon completion of the final due diligence, receipt of approvals, execution of the appropriate documentation and satisfaction of the closing conditions, the Group expects to receive the additional US$50 million. While the Group anticipates that the due diligence will be completed to the satisfaction of the co-investor, the necessary approvals will be obtained, the appropriate documentation will be executed and that all closing conditions will be satisfied, there is no assurance that the Group will ultimately receive the additional US$50 million. If the additional US$50 million is not received by June 30, 2024, the Group will need to raise additional funds or reduce expenditures to continue as a going concern.

On August 28, 2023 Mr Lawrence Gozlan, a director of the Company, and the Company have entered into a Consultancy Agreement of up to US$300,000 in respect of the provision of services associated with managing, overseeing and coordinating the conduct and implementation of the Capital Raising. The consultancy agreement is effective for the financial year June 30, 2024. In the opinion of the Directors, these duties are outside the scope of the ordinary duties of a Director.

Besides the above, there are no other matters or circumstances that have arisen since the end of the reporting period, which significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

APPENDIX 4E – 2023        41

Notes to the Consolidated Financial Statements (cont.)

38. Parent entity information

The accounting policies of the parent entity, which have been applied in determining the financial information shown below, are the same as those applied in the consolidated financial statements. Refer to Note 3 for significant accounting policies relating to the Group.

(a)  Financial position

	2023 US$	2022 US$
Current assets	106,797,144	61,913,395
Non-current assets	223,420	129,015

Total assets	107,020,564	62,042,410

Current liabilities	(17,801,129)	(11,417,465)
Non-current liabilities	(85,751,856)	(27,974)

Total liabilities	(103,505,597)	(11,445,439)

Net assets	3,514,967	50,596,971
Issued capital	320,883,552	235,277,217
Accumulated losses	(350,198,011)	(214,377,855)
Employee equity benefits reserve	11,551,134	8,466,706
Fair value of investments reserve	1,085,411	1,085,411
Foreign currency translation reserve	20,145,492	20,145,492

Total shareholders’ equity	3,467,578	50,596,971

(b)  Financial performance

	Year ended June 30, 2023 US$	Year ended June 30, 2022 US$
Loss of the parent entity	(135,820,154)	(90,264,957)
Other comprehensive income	—	—

Total comprehensive loss of the parent entity	(135,820,154)	(90,264,957)

(c)  Parent entity contractual commitments for acquisition of property, plant and equipment

The parent entity does not have any contractual commitments for the acquisition of property, plant and equipment for the year ended June 30, 2023 (2022: $nil).

(d)  Parent entity contingent liabilities

The Company is party to various research agreements with respect to which a commitment to pay is contingent on the achievement of research milestones. Assuming all milestones are achieved within the time-frames stipulated in the contracts, those which could become payable in less than one-year total US$nil (2022: $nil) and those which could become payable in more than one year total $1,086,244 (2022: $11,512,675).

Under these license/collaboration agreements, payments are to be made only if certain research and clinical development milestones are achieved and royalties may become payable on any eventual sales of products developed under these agreements.

The parent entity had a bank guarantee outstanding at June 30, 2023 in respect of a rental deposit for its office premises of $38,036 (2022: $39,478).

42        OPTHEA LIMITED

Directors’ Declaration

for the year ended June 30, 2023

In accordance with a resolution of the directors of Opthea Limited, we state that:

1.	In the opinion of the directors:

a.	the financial report and the notes thereto are in accordance with the Corporations Act 2001, including:

i.	giving a true and fair view of the Group’s financial position as at June 30, 2023 and of its performance for the year ended on that date; and

ii.	complying with Australian Accounting Standards, Corporations Regulations 2001, and International Financial Reporting Standards (IFRS) as disclosed in Note 2 of the financial statements; and

b.	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2.

This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the Corporations Act 2001 for the financial year ended June 30, 2023.

Signed in accordance with a resolution of the directors made pursuant to S.295(5) of the Corporations Act 2001.

On behalf of the directors:

Megan Baldwin	Jeremy Levin
CEO & Managing Director	Chairman
Opthea Limited	Opthea Limited

Melbourne
August 31, 2023

APPENDIX 4E – 2023        43

Additional Information

Risk factor

Opthea’s activities will require substantial expenditures. Opthea’s losses from operations, including from clinical trial activities, and negative cash flows, raise substantial doubt about the ability for the Company to continue as a going concern without additional capital raising activities. Opthea expects to complete the Equity Financing in two tranches, the first closing of A$73 million (US$47 million) which is expected on September 1, 2023, and a second closing of A$17 million (US$11 million) which is expected on September 20, 2023. However, there is no assurance that all or part of the Equity Financing will be completed. In addition, a new co-investor of Carlyle and Abingworth intends to participate in a funding under the DFA of US$50 million to increase total DFA funding from US$120 million to US$170 million, which is subject to the co-investor’s final due diligence and approvals, appropriate documentation and compliance with closing conditions. There can be no assurance that the new co-investor of Carlyle and Abingworth will increase the funding by US$50 million.

While Opthea expects that the proceeds of the Equity Financing of A$90 million (US$58 million), together with additional funding expected under the DFA of US$35 million due under the DFA by December 31, 2023, the possible increased funding under the DFA of US$50 million and cash on hand, will provide funding to progress the activities of the Group for the next twelve months, such proceeds will not be sufficient to fully fund all anticipated costs of the Phase 3 clinical trials to top-line data. In addition, the forecast of Opthea’s cash runway, following receipt of the proceeds from the Equity Financing and under the DFA, is subject to a number of assumptions, including the timing of completion of Phase 3 clinical trial patient enrollment and Clinical Research Organization (“CRO”) and labor costs. Estimated patient enrollment timing used for Opthea’s forecast of its cash runway is based on Opthea’s monthly enrollment rates for its Phase 3 clinical trials, which timing has in the past significantly fluctuated from prior estimates, including due to factors outside Opthea’s control. CRO and related costs for the Phase 3 clinical trials have also significantly fluctuated from estimates in the past, including factors outside Opthea’s control. If patient enrollment continues to be delayed in the future, or if any additional factors cause the Phase 3 clinical trials to be further delayed or more costly, then the Company will need to obtain additional financing earlier than its forecast.

The third tranche of US$35 million is due under the terms of the DFA before December 31, 2023, however, in the event the US$35 million is not paid it would be considered a Fundamental Material Breach of the DFA by Carlyle and Abingworth. Under a Fundamental Material Breach of the DFA, Opthea has limited recourse but would have the ability to terminate the DFA by Carlyle and Abingworth. Termination by Opthea for lack of payment by Carlyle and Abingworth of the US$35 million would relieve Opthea from any repayments under the DFA. Failure to receive the third tranche of US$35 million or the increased funding of US$50 million would have a negative impact on the Company’s cash runway and its ability to complete enrollment in the ongoing trials.

In addition, if Opthea is unable to complete part of all of the Equity Financing or obtain the increased US$50 million of funding under the DFA, then Opthea will need to seek additional capital from other sources, which may not be available on a timely basis or at all. In such case, Opthea could be forced to delay, limit or terminate its operations, liquidate all or a portion of its assets and/or seek insolvency protection in the near term. Opthea’s failure to raise capital, if and when needed, could delay or suspend Opthea’s business strategy and could have a material adverse effect on Opthea’s activities. If additional funds are raised by issuing equity, this may result in additional dilution to Opthea’s shareholders. The pricing of future security issues will also depend on the results of Opthea’s scientific research projects, market factors, demand for securities and the need for capital. If Opthea is unable to secure funding in the short term, there is a risk that Opthea will not be able to continue operating.

44        OPTHEA LIMITED